

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2012

Via E-Mail
Martin A. Dietrich
President and Chief Executive Officer
NBT Bancorp Inc.
52 South Broad Street
Norwich, New York 13815

> **Re:** **NBT Bancorp Inc.**
> **Registration Statement on Form S-4**
> **Filed November 20, 2012**
> **File No. 333-185074**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 0-14703**

Dear Mr. Dietrich:

We have reviewed your filing and that of Alliance Financial Corp and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form S-4

Cover Page

1. In your next amendment, please revise the cover to indicate the number of shares being offered. See Item 501(b)(2) of Regulation S-K.

Risk Factors, page 26

After the merger is completed, Alliance shareholders...will have different rights…, page 29

2. Revise this risk factor to discuss material changes to the rights of Alliance shareholders as a result of becoming NBT shareholders. In particular, we note that NBT has a classified board and that shareholders may not remove a director without cause.

Proposal I – The Merger, page 41

3. Provide the staff with copies of all reports, presentations or other documents presented to the boards of NBT and Alliance by their respective financial advisors.

Material U.S. Federal Income Tax Consequences of the Merger, page 74

4. Please file copies of the tax opinions referred to in this section as soon as possible to facilitate staff review.

Exhibit 5.1

5. Please file the legality opinion with your next amendment. After we review we may have further comments.

Form 10-K For The Fiscal Year Ended December 31, 2011

General

6. Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Loans and Leases, page 68

7. Please tell us and revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your allowance for loan losses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Schroeder, Staff Accountant, at 202-551-3294 or John Nolan, Senior Assistant Chief Accountant, at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon, Financial Analyst, at 202-551-3421or me at 202-551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

By E-mail to: Jaime Chase
                  Hogan Lovels US LLP